Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended
March 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis (MD&A), dated April 26, 2011 should be read in conjunction with the audited financial statements and accompanying MD&A for the year ended December 31, 2010 and the unaudited interim financial statements for the three months ended March 31, 2011.

FORWARD-LOOKING INFORMATION
The MD&A is a review of our financial condition and results of operations. Our financial statements are prepared based upon International Financial Reporting Standards (IFRS) and all amounts are in Canadian dollars unless specified otherwise. Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the expected increase in production and improved operational performance of the Long Lake Project (the Project); OPTI Canada Inc.'s (OPTI or the Company) other business prospects, expansion plans and strategies; the cost, development, operation and maintenance of the Project as well as future expansions thereof, and OPTI's relationship with Nexen Inc. (Nexen); the expected improvement to water handling; the expected low production levels in August 2011 due to planned maintenance on a hot lime softener unit; the potential reservoir complexities of the Project; the development and timing of well pads and timing of wells coming on production; the expected steam-to-oil-ratio (SOR) range for the Project and time expected to reach this range; the expected SOR for our original 90 well pairs; the expected decline in average SOR; the expected continuance of a high level of on-stream time; the anticipated impact and timing of a natural gas supply line to provide expected operating flexibility; the potential cost and anticipated impact of additional steam capacity and resulting increase in bitumen production for the Project; the potential cost and anticipated impact of a diluent recovery unit (DRU) to provide expected operating flexibility; the expected feedstock purchases for the Project; expectations regarding our 2011 bitumen forecast; the expected increase in Premium Sweet Crude (PSC™) yields, volumes and sales; the expected improvement to net field operating margin; the expected increase in the PSC™ premium OPTI receives relative to other synthetic crude oils; the potential to approve a development plan for Kinosis and its expected cost; the potential sanctioning of Kinosis and its timing; the expected requirement of additional financial resources to develop future expansions at Kinosis and beyond; the ability of the Company to extend its foreign exchange derivative instruments, or if not extended, the cost associated with settling such instruments; the expected remaining material obligations for 2011; OPTI’s projected future revenues; OPTI's anticipated financial condition, material obligations and liquidity in 2011 and in the long-term; the final outcome of OPTI’s expanded strategic alternatives review; the impact of a positive outcome on our liquidity and capital resources; the expected likelihood that we will be unable to fund our 2012 financial commitments without a conclusion to our strategic alternatives review; the expected difficulty and expense of additional funding; and OPTI’s expected ability to continue as a going concern and the related factors which create significant doubt about this ability. Forward-looking information typically contains statements with words such as “intend,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Project joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for PSC™ and Premium Synthetic Heavy (PSH); and foreign currency exchange rates and derivative instruments risks. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form (AIF), filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

Additional information relating to our Company is filed on SEDAR at www.sedar.com.

FINANCIAL HIGHLIGHTS

Basis of Presentation

As of January 1, 2011 OPTI adopted International Financial Reporting Standards (IFRS) as a public reporting issuer prescribed by the Canadian Institute of Chartered Accountants (CICA) Accounting Standard Board. Financial performance has been measured according to IFRS for periods commencing January 1, 2010, including the three months ended March 31, 2011 and March 31, 2010. Disclosures for periods prior to January 1, 2010 have been measured according to Canadian Generally Accepted Accounting Principles (Canadian GAAP) as it existed at that time.

	Three months ended March 31	Year ended December 31
In millions	2011(1)	2010(1)
Net loss	$(27)	$(227)
Net field operating loss	(8)	(65)
Working capital	(57)	64
Oil sands expenditures
Property, plant and equipment	34	92
Exploration and evaluation	18	4
Total oil sands expenditures (2)	52	96
Shareholders’ equity	$1,093	$1,120
Common shares outstanding (basic) (3)	282	282

Notes:
(1)	As prepared under IFRS.
(2)	Capital expenditures related to the Project and future expansion developments. Capitalized interest and non-cash additions or charges are excluded.
(3)	Common shares outstanding at March 31, 2011 after giving effect to the exercise of stock options would be approximately 285 million common shares.

PROJECT STATUS
Bitumen production for the first quarter averaged approximately 25,500 barrels per day (bbl/d) (8,900 bbl/d net to OPTI); lower than the fourth quarter of 2010 average of approximately 28,100 bbl/d (9,800 bbl/d net to OPTI). Steam injection also decreased to average approximately 146,000 bbl/d compared to 157,900 bbl/d in the previous quarter.

Production was impacted by maintenance of a hot lime softening unit and work on several well pad facilities. After initially higher production rates in early March, the plant experienced further water treatment difficulties. As a result, March bitumen production averaged approximately 26,200 bbl/d (9,200 bbl/d net to OPTI) with steam injection levels of approximately 150,500 bbl/d. April month-to-date bitumen production is approximately 26,300 bbl/d (9,200 bbl/d net to OPTI) with steam rates of approximately 131,700 bbl/d. These April rates have been affected by the planned maintenance of a second hot lime softener and a Cogeneration unit. The third hot lime softener and the remaining Cogeneration unit are scheduled for similar maintenance in August. Hot lime softener maintenance has also caused, and is expected to cause, a temporary increase in operating costs during each month that the work occurs. Reservoir complexities, such as high water saturation zones, continue to impact operational results. The operator continues to adjust operational strategies in an effort to ensure optimal steam assisted gravity drainage (SAGD) bitumen production.

We currently have 83 well pairs capable of production and 6 in circulation mode. We expect all 90 well pairs to be capable of production by the end of June.

Our recent all-in SOR average is approximately 5.0. The all-in SOR average includes steam to wells that are currently in circulation mode and wells early in the ramp-up cycle. We expect production to increase and our all-in SOR to decline over time as we convert circulating wells to production mode, maintain stable operations, work through any high water saturation zones, add further well pairs and allow our producing wells to mature. While we expect SOR to decline over time, the rate of decline is also affected by surface operations. A lack of surface operations reliability will negatively impact this expected improvement. We expect that our long-term SOR will range between 3.0 and 4.0. We do not expect to reach this long-term SOR range until 2012 or later. The SOR for our original 90 wells pairs is expected to be in the high end of this range.

Upgrader units performed consistently during the quarter, processing all of our produced bitumen as well as approximately 1,500 bbl/d (500 bbl/d net to OPTI) of externally-sourced bitumen. Our Upgrader on-stream time averaged 93 percent for the first quarter, up from 90 percent in the previous quarter. PSC™ yields increased to average 74 percent over the quarter, up from 67 percent in the previous quarter. Recent PSC™ yields are approximately 75 percent. We continue to expect yields to increase to the design rate of 80 percent as operations are optimized. For the remainder of 2011 we expect to purchase externally-sourced bitumen when economically beneficial or when SAGD production rates are not sufficient to sustain desired Upgrader operations.

Multiple initiatives are underway to support bitumen production increases and operational performance improvements. During the quarter, we began the drilling of 18 well pairs at pads 12 and 13, which we anticipate will be available for production in 2012. Consistent with the resource development strategy first implemented for pad 11, pads 12 and 13 are placed in what we expect are high-quality reservoir areas on the Long Lake lease to support production growth. We are evaluating the acceleration of the development of pads 14 and 15 that will also be located in expected high-quality areas of the reservoir. Construction of a supply line to increase the Project’s natural gas inlet capacity was also completed over the quarter and is expected to be online by mid-year. Increasing this capacity is expected to enable greater independence between SAGD operations and the Upgrader by allowing us to maintain full steam production rates during periods of Upgrader downtime. OPTI’s share of the estimated supply line cost is approximately $10 million and will be funded as a capital lease over a ten year period. Other projects under evaluation include the addition of two once-through steam generators that are expected to increase existing steam capacity by 10 to 15 percent and a diluent recovery unit (DRU) that is expected to improve operating flexibility. Further capital spending to develop these potential projects requires approval by OPTI’s board of directors and may be considered later this year.

In November 2010, we announced that we expected bitumen production volumes to average between 38,000 and 45,000 bbl/d (between approximately 13,000 and 16,000 bbl/d net to OPTI) for 2011. Based on lower-than-expected production since making this forecast, we do not expect to achieve this range.

The performance of SAGD operations and the Upgrader may differ from our expectations. There are a number of factors related to the characteristics of the reservoir and operating facilities that could cause bitumen and PSC™ production to be lower than anticipated. See “Risk Factors – Operating Risks” in our MD&A for the year ended December 31, 2010.

FUTURE EXPANSION DEVELOPMENTS
OPTI and Nexen continue to evaluate developing SAGD projects in approximately 40,000 bbl/d bitumen stages at Kinosis. Sanctioning the first stage of Kinosis in 2012 is subject to a number of factors including: improvement in our financial position; performance at Long Lake; the cost estimate to develop Kinosis; the commodity price environment; and stability in the financial markets.

In the first quarter of 2011 OPTI spent approximately $21 million in advancing engineering and detailed execution plans for Kinosis. Effective April 1, 2011 OPTI has exercised a deferred payment funding option to continue advancing engineering and execution plans for Kinosis to the end of May 2011. We retain all of our other rights under the joint venture agreement and we have the discretion to resume funding of our proportionate share of Kinosis costs. OPTI’s proportionate share of deferred costs during this two-month period is expected to be under $5 million.

LIQUIDITY
Our expected remaining material obligations for 2011 include: interest payments on our Senior Notes of US$189 million (excludes interest funded by our interest reserve account with respect to our US$300 million First Lien Notes); approximately $97 million of our total capital budget of $150 million; and approximately $9 million of expected G&A costs. These expenditures amount to approximately $289 million. We expect to fund these obligations with $287 million of cash and our anticipated positive net field operating margin. Additionally, we have a variable potential obligation with respect to our foreign exchange derivative instruments of $102 million with a current maturity date in September 2011. During the first quarter of 2011 we borrowed $165 million under our $190 million revolving credit facility that matures in December 2011. We expect our net field operating margin to be positive in 2011; although not significantly positive until we reach higher levels of bitumen production. Commodity prices, Upgrader utilization, bitumen production and PSC™ yields will all affect our ability to generate positive net field operating margin.

As more fully described under “Liquidity and Capital Resources,” we may determine that our current financial resources are not sufficient in the context of these obligations. It is unlikely that we can fund our 2012 financial commitments without a conclusion to our strategic alternatives review. We have significant maturities of debt that would need to be refinanced over each of the next four years.

STRATEGIC ALTERNATIVES REVIEW
OPTI’s Board of Directors remains committed to its review of strategic alternatives for the Company to address its overall leverage position. Scotia Waterous Inc., TD Securities Inc. and Lazard Frères & Co. LLC are engaged as financial advisors to OPTI, working in a coordinated manner to review the full range of options available to the Company.

Strategic alternatives may include a capital structure adjustment, capital market opportunities, asset divestitures, and/or a corporate sale, merger or other business combination. A capital structure adjustment may include debt for equity exchanges or conversions, which may be combined with raising additional capital.

There can be no assurance that any transaction will occur or, if a transaction is undertaken, as to its terms or timing. The Company remains highly leveraged and we may determine that a capital structure adjustment of the balance sheet is prudent in order for the Company to meet its obligations and to be able to participate in future development. If a capital structure adjustment is pursued, there is a risk that it could be executed on terms that could be highly detrimental to existing equity holders.

FINANCIAL PERFORMANCE
	Three months ended March 31
$ millions, except per share amounts	2011	2010
Revenue, net of royalties	$63	$50
Expenses
Operating expense	65	52
Diluent and feedstock purchases	2	23
Transportation	4	4
Net field operating margin loss	(8)	(29)
Corporate expenses
Borrowing costs, net	50	40
General and administrative	3	4
Realized loss on derivative instruments	-	4
Loss before non-cash items	(61)	(77)
Non-cash items
Foreign exchange gain	(61)	(72)
Unrealized loss on derivative instruments	13	26
Depletion and depreciation	14	10
Net loss	$(27)	$(41)
Loss per share, basic and diluted	$(0.09)	$(0.15)

First Quarter Operational Overview
We define our net field operating margin or loss as sales related to petroleum products net of royalties and power sales minus operating expenses, diluent and feedstock purchases, and transportation costs. See “Non-GAAP Financial Measures”.

Our net field operating loss for the three months ended March 31, 2011 was $8 million compared with a loss of $29 million during the same period in 2010. The decreased net field operating loss in 2011 was due to improved plant reliability and higher SAGD production levels. During the first quarter of 2011 our net field operating loss increased to

$8 million from $4 million in the fourth quarter of 2010 due to lower SAGD production and increased maintenance costs in 2011. We anticipate that increased production and other operating improvements will lead to a positive net field operating margin in 2011.

On-stream factor is a measure of the proportion of time that the Upgrader is producing PSC™ and is calculated as the percentage of hours that the Hydrocracker Unit in the Upgrader is in operation. When the Upgrader is not in operation, results can be adversely affected by the requirement to purchase diluent, which is blended with produced bitumen to generate a sales product called PSH. Revenue per barrel is lower for PSH than for PSC™. The majority of SAGD and Upgrader operating costs are fixed, so we expect that rising SAGD production volumes and a continued high Upgrader on-stream factor will lead to improvement in our net field operating margin. This expected production improvement would result from higher PSC™ sales. PSC™ yields represent the volume percentage of PSC™ generated from processing bitumen through the Upgrader.

The Upgrader on-stream factor for the three months ended March 31, 2011 was 93 percent compared to 90 percent for the three months ended December 31, 2010. Average PSC™ yields for the first quarter of 2011 increased to 74 percent compared with 67 percent in the previous quarter. Improved yields were achieved due to continued optimization of operating performance, and specifically improved hydrogen recovery. Our share of PSC™ sales decreased to 7,000 bbl/d at an average price of $96/bbl from 9,000 bbl/d at an average price of $85/bbl in the previous quarter. This decrease in sales resulted from lower volumes of bitumen from SAGD production and lower third party feedstock purchases, meaning that the Upgrader processed less bitumen than during the previous quarter. PSH sales during the first quarter decreased to nil from 1,400 bbl/d at an average price of $70/bbl in the previous quarter. Power sales volumes decreased to 31,600 megawatt hours (MWh) from 33,700 MWh in the previous quarter, however the average selling price increased to $94/MWh from $46/MWh. During the first quarter, diluent and feedstock purchases decreased to $2 million from $26 million in the previous quarter. For the first quarter of 2011 diluent purchases were nil compared to 550 bbl/d at an average price of $84/bbl for the previous quarter. Third party bitumen purchases during the first quarter decreased to 500 bbl/d from 3,800 bbl/d in the previous quarter. Operating expenses increased to $65 million in the first quarter of 2011 as compared to $55 million the previous quarter due to higher maintenance. Current industry commodity prices have a modest impact on our financial performance relative to the impact of the Project’s production levels.

Revenue
For the three months ended March 31, 2011 we earned revenue net of royalties of $63 million compared to $50 million for the three months ended March 31, 2010. For the first quarter of 2011 our share of PSC™ sales averaged 7,000 bbl/d at an average price of approximately $96/bbl compared to 3,500 bbl/d at an average price of approximately $82/bbl for the same period in 2010. For the first quarter of 2011 our share of PSH averaged nil compared to 3,500 bbl/d at an average price of approximately $72/bbl for the same period in 2010. Our share of bitumen production during the first quarter of 2011 averaged 8,900 bbl/d compared to 6,500 bbl/d for the same period in 2010.

Our total revenue net of royalties, diluent and feedstock expenses increased to $61 million for the first quarter of 2011 compared with $27 million for the same period in 2010. This increase in total revenue is due to increased bitumen production and higher PSC™ sales as a result of higher SAGD production, Upgrader on-stream time and PSC™ yields, and lower diluent and feedstock purchases.

During the first quarter of 2011 we received pricing for PSC™ in line with, or slightly better than, other synthetic crude oils.

During the first quarter of 2011 we had power sales of $3 million representing approximately 31,600 MWh of electricity sold at an average price of approximately $94/MWh, compared to power sales of $2 million for the same period in 2010, representing approximately 48,700 MWh at an average price of approximately $42/MWh.

Expenses
* Operating expenses
Our operating expenses are primarily comprised of maintenance, labour, operating materials and services, and chemicals and natural gas.

For the three months ended March 31, 2011 operating expenses were $65 million compared to $52 million for the same period in 2010. Operating expenses in the first quarter of 2011 increased due to higher maintenance spending for cleaning and winterization, more electric submersible pump (ESP) replacements, and well workovers, as well as increased fuel usage as a result of winter temperatures requiring additional fuel for heating. During the first quarter of 2011 we purchased an average of 28,900 gigajoules per day (GJ/d) of natural gas at an average price of $3.64/GJ compared to 24,900 GJ/d at an average price of $4.80/GJ for the same period in 2010.

* Diluent and feedstock purchases
For the three months ended March 31, 2011 diluent and feedstock purchases were $2 million compared to $23 million for the same period in 2010. Diluent purchases are used for blending with bitumen to produce PSH. For the first quarter of 2011 diluent purchases were nil compared to purchases of $1 million representing 230 bbl/d at an average price of $82/bbl for the same period in 2010. Diluent purchases decreased during the first quarter of 2011 compared to 2010 due to a higher Upgrader on-stream factor in 2011 (which results in sales of PSC™ and does not require diluent).

In 2010, we purchased third party bitumen to achieve certain minimum operating thresholds for efficiencies in the Upgrader which helps improve PSC™ yields. In 2011 third party bitumen purchases will occur when economically beneficial or when SAGD production rates are not sufficient to sustain desired Upgrader operations. Purchasing third party feedstock to upgrade into PSC™ is expected to be economically beneficial only during periods when we have stable Upgrader operations (and thus high PSC™ yields) and when pricing conditions support the difference between the cost of such feedstock and expected PSC™ sales pricing.

For the three months ended March 31, 2011 we purchased $2 million of third party bitumen representing approximately 500 bbl/d at an average price of $59/bbl compared to $22 million representing approximately 3,800 bbl/d at an average price of $65/bbl for the same period in 2010. The decrease in third party bitumen purchases in 2011 is due to higher SAGD production and high bitumen pricing conditions.

* Transportation
For the three months ended March 31, 2011 transportation expenses were $4 million, consistent with $4 million for the same period in 2010. Transportation expenses primarily related to pipeline costs associated with PSC™ and PSH sales. Transportation expenses were consistent due to approximately equal volumes of product sales in the quarters.

Corporate expenses
* Net borrowing costs
For the three months ended March 31, 2011 net borrowing costs were $50 million compared to $40 million for the same period in 2010. The increase in 2011 was due to interest expense for the US$100 million First Lien Notes and the US$300 million First Lien Notes both issued in August 2010. Borrowing costs also include the amortization of the discount related to the issuance of the First Lien Notes in 2009 and 2010 and the amortization of the transaction costs associated with the issuance of all of our Senior Notes. The remaining discount of $16 million and transaction costs of $37 million will be amortized over the terms of the facilities.

* General and administrative (G&A)
For three months ended March 31, 2011 G&A expense was $3 million compared to $4 million for the same period in 2010. Included in G&A expense is non-cash stock-based compensation expense for the three months ended March 31, 2011 of $0.4 million compared to $0.7 million in 2010.

* Net realized loss on derivative instruments
For the three months ended March 31, 2011 net realized loss on derivative instruments was nil compared to a loss of $4 million for the same period in 2010. The $4 million loss in 2010 relates to commodity derivative instruments for 3,000 bbl/d at strike prices between US$64/bbl and US$67/bbl. We have no commodity derivative instruments in 2011.

Non-cash items
* Foreign exchange gain
For the three months ended March 31, 2011 the foreign exchange translation gain was $61 million compared to $72 million for the same period in 2010. The gain is primarily comprised of the re-measurement of our U.S. dollar-denominated long-term debt net of loss on cash and cash equivalents and interest escrow. During the three month period ended March 31, 2011 the Canadian dollar strengthened from CDN$0.99:US$1.00 to CDN$0.97:US$1.00, as compared to the corresponding period in 2010, when the Canadian dollar strengthened from CDN$1.05:US$1.00 to CDN$1.02:US$1.00. The gains on the re-measurement of the debt, cash and cash equivalents and interest escrow are unrealized.

* Net unrealized loss on derivative instruments
For the three months ended March 31, 2011 net unrealized loss on derivative instruments was $13 million compared to a $26 million loss for the same period in 2010. The loss in 2011 is due to the unrealized loss on our foreign exchange derivative instruments which resulted from the strengthening of the Canadian dollar from CDN$0.99:US$1.00 to CDN$0.97:US$1.00 during the quarter. The loss in 2010 was comprised of a $28 million unrealized loss on our foreign exchange derivative instruments which resulted from the strengthening of the

Canadian dollar from CDN$1.05:US$1.00 to CDN$1.02:US$1.00 and a $2 million unrealized gain on our commodity derivative instruments due to the maturing of the instruments during the quarter offset by the increase in the future price of West Texas Intermediate (WTI).

* Depletion and depreciation
For the three months ended March 31, 2011 depletion and depreciation expense was $14 million compared to $10 million for the same period in 2010. Production volumes are higher in the first quarter of 2011 resulting in higher depletion and depreciation costs.

CAPITAL EXPENDITURES
Property, plant and equipment
The table below identifies expenditures incurred in relation to the Project, other oil sands activities and other capital expenditures.

$ millions	Three months ended March 31, 2011(1)	Year ended December 31, 2010(1)
Long Lake
Sustaining capital	$30	$80
Kinosis
Engineering and equipment	3	12
Other capital expenditures	1	-
Oil sands expenditures	34	92

Capitalized interest	4	16
Total cash expenditures	38	108

Non-cash capital charges	(2)	8
Total property, plant and equipment expenditures	$36	$116

Notes:
(1)	As prepared under IFRS.

For the three months ended March 31, 2011 we had sustaining capital expenditures of $30 million for the Project. As with all SAGD projects, new well pads must be drilled and tied-in to the SAGD central facility to maintain production at design rates over the life of the Project. The majority of the expenditures related to: ongoing progress on engineering and construction of well pads 12 and 13 and the associated connecting lines to the central plant facility; drilling of observation wells and coreholes for development of future well pads; and various operations projects to enhance plant performance reliability and production. We also commenced the front-end engineering and design for a project to deliver additional steam for SAGD bitumen production and continued with the installation of additional ESPs in producing wells for better well control and enhanced bitumen extraction.

Exploration and evaluation assets
The table below identifies expenditures incurred in relation to future expansions.

$ millions	Three months ended March 31, 2011(1)	Year ended December 31, 2010(1)
Resource acquisition and delineation
Kinosis	$18	$2
Cottonwood	-	1
Leismer	-	1
Total resource expenditures	18	4

Capitalized interest	8	31
Total expenditures on exploration and evaluation assets	$26	$35

Notes:
(1)	As prepared under IFRS.

In the three months ended March 31, 2011 we incurred capital expenditures of $21 million on the future expansion at Kinosis comprised of $3 million for engineering and $18 million for resource delineation. Resource delineation includes drilling of coreholes, seismic, and related reservoir engineering.

OPTI and Nexen continue to evaluate developing SAGD projects in approximately 40,000 bbl/d bitumen stages at Kinosis. Should a new development plan be approved without an upgrader, OPTI will assess the book value of the Kinosis assets for impairment. If the engineering completed-to-date cannot be utilized, this may result in an impairment of $75 million to $150 million.

SUMMARY FINANCIAL INFORMATION (unaudited)
	2011(1)	2010(1)				2009(2)
In millions (except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$63	$81	$59	$61	$50	$43	$38	$34
Net (loss) earnings	(27)	(16)	(26)	(144)	(41)	(212)	12	(9)
(Loss) earnings per share, basic and diluted	$(0.09)	$(0.06)	$(0.09)	$(0.51)	$(0.15)	$(0.75)	$0.04	$(0.04)

Notes:
(1)	As prepared under IFRS.
(2)	As prepared under Canadian GAAP.

Operations-to-date represent initial stages of our operations at relatively low operating volumes. Our operating results are expected to improve as SAGD production increases and the Upgrader produces higher volumes of PSC™.

Net loss of $9 million in the second quarter of 2009 was comprised of a net field operating loss of $28 million, net interest expense of $42 million, unrealized loss on our derivative instruments of $137 million offset by a foreign exchange translation gain of $171 million, and a future tax recovery of $32 million. Net earnings of $12 million in the third quarter of 2009 were primarily due to a $162 million foreign exchange translation gain offset by unrealized losses on derivative instruments related to our foreign exchange and commodity instruments, and our net field operating loss. The net loss of $212 million in the fourth quarter for 2009 includes a net field operating loss of $21 million, interest expense of $43 million, an unrealized loss on our derivatives of $36 million offset by a foreign exchange gain of $36 million, and future tax expense of $119 million that resulted from the de-recognition of a future tax asset.

During the third quarter of 2009 OPTI issued 86 million common shares, by way of public offering, increasing the total issued and outstanding common shares from approximately 196 million to 282 million. This reduces our earnings or loss per share by approximately 30 percent in the quarters subsequent to this common share issuance.

During the first quarter of 2010 we had a net field operating loss of $29 million, $40 million in borrowing costs and a $26 million unrealized loss on derivative instruments offset by a foreign exchange gain of $72 million. During the second quarter of 2010 we had a net field operating loss of $11 million, $41 million in borrowing costs, a $48 million realized loss on derivative instruments and a $104 million foreign exchange loss offset by a $77 million unrealized gain in derivative instruments. During the third quarter of 2010 we had a net field operating loss of $20 million, $48 million in borrowing costs, offset by a $77 million unrealized foreign exchange gain. During the fourth quarter of 2010 we had a net field operating loss of $4 million, $51 million in borrowing costs, and $30 million in realized derivative losses offset by a $81 million unrealized foreign exchange gain.

During the first quarter of 2011 we had a net field operating loss of $8 million, $50 million in borrowing costs and a $13 million unrealized loss on derivative instruments offset by a foreign exchange gain of $61 million.

SHARE CAPITAL
At April 25, 2011 OPTI had 281,749,526 common shares and 3,471,500 common share options outstanding. The common share options have a weighted average exercise price of $3.63 per share.

LIQUIDITY AND CAPITAL RESOURCES
At March 31, 2011 we had approximately $287 million of cash. Our cash and cash equivalents are invested exclusively in money market instruments issued by major Canadian banks. In addition, at March 31, 2011 we had restricted cash of US$73 million in an interest reserve account associated with our US$300 million First Lien Notes. Our long-term debt consists of US$1,750 million Secured Notes, US$525 million First Lien Notes, and US$300 million First Lien Notes (collectively, our “Senior Notes”) as well as a $190 million revolving credit facility. In the three months ended March 31, 2011 we borrowed $165 million on our revolving credit facility that matures in December 2011.

OPTI has US$420 million of foreign exchange derivative instruments that mature on September 30, 2011 at an average rate of CDN$1.22:US$1.00. The potential cash outflow for the instruments will be a function of the foreign exchange rate in effect at the maturity date. OPTI may seek an extension of the US$420 million instruments past the current maturity date to preserve liquidity. The accounting measurement of our foreign exchange derivative instruments at the March 31, 2011 foreign exchange rate of CDN$0.97:US$1.00 is a $102 million liability. The actual future cash settlement could be materially different, as a $0.01 change in the foreign exchange rate will change this obligation by approximately $4 million.

Expected cash outflows for the remainder of 2011 include approximately $97 million of our capital budget, approximately $9 million of expected G&A costs, and US$189 million in interest payments due with respect to our Senior Notes (excludes interest funded by our interest reserve account with respect to our US$300 million First Lien Notes), Additionally, we have the potential cash settlement of our foreign exchange derivative instruments in September 2011 and the potential repayment of drawn amounts under our revolving credit facility in December 2011. Our future financial resources will be affected by net field operating margin. Our net field operating margin was a loss of $8 million in the first quarter of 2011. In order for the net field operating margin to become positive, some or all of the following will be required:  increase in bitumen volumes; continued high on-stream factor; stable or increasing commodity prices (in particular, WTI); PSC™ yields approaching our design rate of 80 percent; and stable operating costs. We will rely primarily on our existing cash of $287 million in 2011 as our net field operating margin alone will not be sufficiently positive to cover our 2011 commitments.

For the three months ended March 31, 2011 cash provided by operating activities was $8 million, cash provided by financing activities was $161 million and cash used by investing activities was $53 million. These cash flows, combined with a translation loss on our U.S. dollar denominated cash of $2 million, resulted in an increase in cash and cash equivalents during the period of $114 million.

During the first quarter of 2011 we used our cash on hand and revolving credit facility borrowings to fund our capital expenditures and operational activities. For the remainder of 2011 our primary sources of funding include our existing cash and expected future revenue.

We have annual interest payments of US$47 million each year until maturity on the US$525 million First Lien Notes due in 2012. In addition, we have annual interest payments of US$29 million each year until maturity on the US$300 million First Lien Notes due in 2013, which will be funded by our US$73 million interest reserve account, and annual interest payments of US$142 million each year until maturity on the US$1,750 million Secured Notes due in 2014. On a long-term basis, we estimate our share of capital expenditures required to sustain production at or near planned capacity for the Project will be approximately $80 million per year prior to the effects of inflation.

With respect to our US$1,750 million Secured Notes, the covenants are in place primarily to limit the total amount of debt that OPTI may incur at any time. This limit is most affected by the present value of our total proven reserves using forecast prices and costs discounted at 10 percent. Based on our 2010 reserve report, we have sufficient capacity under this test to incur additional debt beyond our existing $190 million revolving credit facility and existing Senior Notes. Other considerations, such as restrictions under the First Lien Notes and $190 million revolving credit facility, are expected to be more constraining than this limitation.

Our revolving credit facility matures in December 2011. The facility requires adherence to a debt-to-capitalization covenant that does not allow our debt-to-capitalization ratio to exceed 75 percent, as calculated on a quarterly basis.

 The ratio is calculated based on the book value of debt and equity. The book value of debt is adjusted for the effect of any foreign exchange derivative instruments issued in connection with the debt that may be outstanding. Our book value of equity is adjusted to exclude the $369 million increase to deficit as a result of the asset impairment associated with the working interest sale to Nexen and to exclude the $85 million increase to the January 1, 2009 opening deficit as a result of new accounting pronouncements effective on that date. Accordingly, at March 31, 2011, for the purposes of this ratio calculation, our debt would be increased by the amount of our foreign exchange derivative instruments liability in the amount of $103 million and our deficit would be reduced by $455 million. With respect to U.S. dollar denominated debt and foreign exchange derivative instruments, for purposes of the total debt-to-capitalization ratio, the debt and foreign exchange derivative instruments are translated to Canadian dollars based on the average exchange rate for the quarter. The total debt-to-capitalization is therefore influenced by the variability in the measurement of the foreign exchange derivative instruments, which is subject to mark-to-market variability and average foreign exchange rate changes during the quarter. The total debt-to-capitalization calculation for at March 31, 2011 is 65 percent.

In November 2009 we initiated a review to explore strategic alternatives. If the Company enters into a transaction, such transaction would have a material impact on our liquidity and capital resources. There can be no assurance that any transaction will occur or, if a transaction is undertaken, as to its terms or timing. In January 2011 OPTI expanded its review of strategic alternatives to include seeking advice on capital structure adjustments to address its overall leverage position.

OPTI has limited financial resources. With our current capital structure and nature of operations, we have limited capacity to reduce costs. To preserve and maintain liquidity, management approved a conservative capital expenditures program for 2011 and has borrowed a significant portion of the revolving credit facility. Consideration of future expenditures will be evaluated balancing the interests of improving the Project and other assets, preserving liquidity and maximizing the value of our assets.

The development of future expansions, such as Kinosis, will require significant financial resources. Presently, any funding of Kinosis after April 1, 2011 would be subject to approval by OPTI’s board of directors. Effective April 1, 2011 OPTI has exercised a deferred payment funding option to continue advancing engineering and execution plans for Kinosis to the end of May 2011. We retain all of our other rights under the joint venture agreement and we have the discretion to resume funding of our proportionate share of Kinosis costs. Spending on Kinosis during this two-month period will be minimal and OPTI’s proportionate share of deferred costs is expected to be under $5 million.

Based on our current balance of cash and cash equivalents, achieving improved levels of bitumen production, extending our foreign exchange derivative instruments, and access to and extension of our revolving credit facility, among other factors, we expect to have sufficient financial resources to meet our financial obligations in 2011. Failure to improve production levels, extend our foreign exchange derivative instruments and extend our revolving credit facility are the primary risks to our liquidity. We may determine that our financial resources are insufficient. It is unlikely that we can fund our 2012 financial commitments without a conclusion to our strategic alternatives review. We have significant maturities of debt that would need to be refinanced over each of the next four years.

Continued access to our revolving credit facility is a financial risk in 2011. For each new borrowing under the $190 million revolving credit facility we must satisfy certain conditions precedent prior to making a new borrowing. Our ability to make further borrowings on the facility is governed by compliance with the terms and conditions set forth in the revolving credit facility agreement. These include confirmations that the representations and warranties in our loan documents are correct on the date of the new borrowing, that no default or event of default has occurred and that there has not been a change or development that would constitute a material adverse effect. More generally, the evaluation of events that would constitute a material adverse effect is dependent on the facts in question. There may be individual or collective events whereby we determine that such a material adverse effect has occurred and we are unable to make new borrowings under the facility.

Our rate of production increase will have a significant impact on our financial position in the next 12 months and beyond. Our net field operating margin in 2010 and year to date in 2011 was a loss. It is important for our business to increase production to a point where we generate positive net field operating margins. Failure to improve bitumen production rates, and ultimately PSC™ sales, will result in continued net field operating losses and difficulty in obtaining new sources of debt and equity. Delays in ramp-up of SAGD production, operating issues with SAGD or Upgrader operations, deterioration of commodity prices and/or inability to extend foreign exchange derivative instruments could result in additional funding requirements that are greater and earlier than we have estimated. Although OPTI was able to raise new debt and equity in the previous two years, market conditions remain relatively volatile. There can be no assurance that market conditions will allow OPTI to access additional capital if we desire to do so. Should the Company require any additional funding, it will likely be difficult and expensive to obtain. In addition, certain covenants in our Senior Note indentures and revolving credit facility limit the amount of additional debt we can incur.

For 2011 we have exposure to commodity pricing as we have not entered into any commodity derivative instruments (risks associated with our derivative instruments are discussed in more detail under “Financial Instruments”). The majority of our operating and interest costs are fixed. Aside from changes in the price of natural gas, our operating costs will neither decrease nor increase significantly as a result of fluctuations in WTI prices other than with respect to royalties to the Government of Alberta, which increase on a sliding scale at WTI prices higher than CDN$55/bbl. Collectively, this means that the variability of our financial resources will primarily be influenced by production rates and resulting PSC™ sales, operating expenses and by foreign exchange rates.

An event of default in one or more of our credit agreements or indentures could be triggered by, among other events, certain types of payment defaults under the revolving credit facility, Senior Notes and our joint venture agreement with Nexen, and certain types of capital structure adjustments. An event of default under one credit agreement or indenture above a specified threshold can trigger a default in another agreement that we are otherwise in compliance with. Our indentures contain cross acceleration clauses which can be triggered by a payment event of default or acceleration under certain other financing agreements. An event of default may result in acceleration of principal amounts owed, exercise of set-off rights against our cash deposits and investments and other material adverse consequences to OPTI.

CREDIT RATINGS
OPTI maintains a corporate rating and a rating for its revolving credit facility and Senior Notes with Standard and Poor’s (S&P) and Moody’s Investor Service (Moody’s). The table below provides the respective ratings as at March 31, 2011.

	S&P	Moody's
OPTI Corporate Rating	CCC-	Caa3
Revolving Credit Facility	CCC+	B2
Senior Notes
First Lien Notes – US$525 million	CCC+	B3
First Lien Notes – US$300 million	CCC+	Caa1
Secured Notes – US$1,000 million	CCC	Ca
Secured Notes – US$750 million	CCC	Ca

For the first quarter of 2011, there was no change in the credit ratings from S&P. Moody’s downgraded its ratings in February 2011 as disclosed in our MD&A for the year ended December 31, 2010. A negative outlook continues by both rating agencies.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision and withdrawal at any time by the rating organization.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The following table shows our contractual obligations and commitments related to our financial liabilities at March 31, 2011.

In $ millions	Total	2011	2012–2013	2014–2015	Thereafter
Accounts payable and accrued liabilities(1)	$103	$103	$-	$-	$-
Derivative instruments (foreign exchange)	102	102	-	-	-
Long-term debt (Senior Notes - principal)(2)	2,497	-	800	1,697	-
Long-term debt (Senior Notes - interest)(3)	711	197	377	137	-
Long-term debt (Revolving facility principal)(4)	165	165	-	-	-
Capital leases(5)	63	2	6	6	49
Operating leases and other commitments(5)	62	8	21	7	26
Contracts and purchase orders(6)	5	5	-	-	-
Total commitments	$3,708	$582	$1,204	$1,847	$75

Notes:
(1)	Excludes accrued interest expense related to the Senior Notes. These costs are included in (3).
(2)	Consists of principal repayments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$0.97 to US$1.00 as at March 31, 2011.
(3)	Consists of scheduled interest payments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$0.97 to US$1.00 as at March 31, 2011.

(4)
As at March 31, 2011 we have borrowed $165 million on our $190 million revolving credit facility. We are contractually obligated for interest payments on borrowings and standby charges in respect to undrawn amounts under the revolving credit facility, which are not reflected in the above table as amounts cannot reasonably be estimated due to the revolving nature of the facility and variable interest rates. Relative to our total commitments, we do not consider such amounts material.

(5)	Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term.
(6)	Consists of our share of commitments associated with contracts and purchase orders in connection with the Project and our other oil sands activities associated with future expansions.

The following table shows our contractual obligations and commitments related to our financial liabilities at December 31, 2010.

In $ millions	Total	2011	2012–2013	2014–2015	Thereafter
Accounts payable and accrued liabilities(1)	$75	$75	$-	$-	$-
Derivative instruments (foreign exchange)	89	89	-	-	-
Long-term debt (Senior Notes - principal)(2)	2,562	-	821	1,741	-
Long-term debt (Senior Notes - interest)(3)	745	217	387	141	-
Capital leases(4)	64	3	6	6	49
Operating leases and other commitments(4)	64	10	21	7	26
Contracts and purchase orders(5)	5	5	-	-	-
Total commitments	$3,604	$399	$1,235	$1,895	$75

Notes:
(1)	Excludes accrued interest expense related to the Senior Notes. These costs are included in (3).
(2)	Consists of principal repayments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$0.99 to US$1.00 as at December 31, 2010.
(3)	Consists of scheduled interest payments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$0.99 to US$1.00 as at December 31, 2010.
(4)	Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term.
(5)	Consists of our share of commitments associated with contracts and purchase orders in connection with the Project and our other oil sands activities associated with future expansions.

OFF-BALANCE SHEET ARRANGEMENTS
We have no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES
We have no transactions with related parties.

CONTROLS AND PROCEDURES
Internal Control over Financial Reporting
The Chief Executive Officer and the Chief Financial Officer of OPTI are responsible for establishing and maintaining internal control over financial reporting (ICFR), as such term is defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The control framework our officers used to design OPTI's ICFR is the Internal Control -- Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Under the supervision of the Chief Executive Officer and the Chief Financial Officer, OPTI conducted an evaluation of the effectiveness of our ICFR as at December 31, 2010 based on the COSO Framework. Based on this evaluation, these officers concluded that as of December 31, 2010, OPTI's ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external. There has not been any change in OPTI’s internal control over financial reporting during the first quarter of 2011 that has materially affected, or is reasonably likely to materially affect OPTI’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the accompanying interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect reported amounts and presentation of assets, liabilities, revenues, expenses and disclosures of contingencies and commitments. Such estimates primarily relate to unsettled transactions and events at the balance sheet date which are based on information available to management at each financial statement date. Actual results could differ from those estimated.

Judgements, estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Since inception, the Company has incurred significant losses from operations and negative cash flows from operating activities and, as at March 31, 2011, has a working capital deficiency of $57 million and an accumulated deficit of $980 million. OPTI has significant debt and contractual commitments that will necessitate cash outflows. OPTI has limited financial resources and significant levels of fixed costs in terms of our interest payments and the majority of our operating costs. Based on our current balance of cash and cash equivalents, achieving improved levels of bitumen production, extending our foreign exchange derivative instruments, and access to and extension of our revolving credit facility, among other factors, we expect to have sufficient financial resources to meet our financial obligations for 12 months. Failure to improve production levels, extend our foreign exchange derivative instruments and extend our revolving credit facility are the primary risks to our liquidity. Many of these factors are outside of the control of management. OPTI may require funding from capital markets or alternative sources.

These factors create significant doubt about OPTI’s ability to continue as a going concern and therefore OPTI may be unable to realize its assets and discharge its liabilities in the normal course of operations. OPTI’s board of directors initiated a process to explore strategic alternatives to address the Company’s overall leverage position in 2009. OPTI has expanded its strategic alternatives to include seeking advice on capital structure adjustments and there can be no assurance that OPTI will be successful in these activities.

The accompanying interim financial statements have been prepared on the basis that OPTI will continue to operate as a going concern, which means we expect to realize our assets and settle liabilities and commitments in the normal course of business. These financial statements do not reflect adjustments in the carrying values of assets and liabilities, revenue or expenses and the classification used on the balance sheets that would be necessary if the going concern assumption was not appropriate. Such adjustments would be material.

Property, plant and equipment
OPTI capitalizes costs in connection with the development of oil sands projects. The measurement of these costs at each financial statement date requires estimates to be made with respect to construction, materials procurement and drilling activities. The estimate of the percentage of completion of various projects at the financial statement date affects property, plant and equipment (PP&E) additions and the related accrued liability. An increase in the measurement amount of these items would increase PP&E and accrued liabilities accordingly.

Reserves
Reserves and resources are used in the unit of production calculation for depletion and depreciation as well as impairment analysis. The quantity of reserves is subject to a number of estimates and projections, including assessment of engineering data, projected future rates of production, characteristics of bitumen reservoirs, commodity prices, regulatory changes, foreign exchange rates, operating costs and sustaining capital expenditures. These estimates and projections are uncertain as OPTI does not have a long commercial production history to assist in the development of these forward-looking estimates. However, all reserve and associated financial information is evaluated and reported on by a firm of qualified independent reserve evaluators in accordance with the standards prescribed by applicable securities regulators.

The calculation of future cash flows based on these reserves is dependent on a number of estimates including: production volumes, facility performance, commodity prices, royalties, operating costs, sustaining capital, foreign exchange and tax rates. The price used in our assessment of future cash flows is based on OPTI’s independent evaluator’s estimate of future prices and evaluated for reasonability by OPTI against other available information. OPTI believes these prices are reasonable estimates for a long-term outlook.

Impairment
OPTI assesses its PP&E and exploration and evaluation (E&E) assets for possible impairment if there are events or changes in circumstances that indicate the carrying values of the assets may not be recoverable. Such indicators include changes in OPTI’s business plans, changes in commodity prices, evidence of physical damage and significant downward revisions to estimated recoverable volumes or increases in estimated future development expenditures.

The assessment for impairment for PP&E and E&E assets involves comparing the carrying value of the cash generating unit with the higher of value in use calculations and fair value less costs to sell. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future commodity prices, the effects of inflation on operating expenses, discount rates, production profiles and the outlook for regional supply-and-demand conditions for crude oil. Impairment is recognized in earnings in the period in which carrying amount exceeded the recoverable amount.

Depletion and depreciation
Depletion on SAGD resource assets is measured over the life of proved and probable reserves on a unit-of-production basis and commences when the facilities are substantially complete and after commercial production has begun. Reserve estimates and the associated future capital can have a significant impact on earnings, as these are key components to the calculation of depletion. A downward revision in the reserve estimate or an upward revision to future capital would result in increased depletion, reduced earnings and reduced carrying value of petroleum and natural gas property assets. Major SAGD and Upgrader facilities are depreciated with the unit-of-production method based on the estimated productive capacity of the facilities. A downward revision in the estimated productive capacity of the facilities would result in increased depreciation, reduced earnings and a reduced net book value of SAGD and Upgrader facilities.

Decommissioning liabilities
OPTI measures decommissioning liabilities at each financial statement date. The estimate is based on OPTI’s share of costs to reclaim the resource assets and certain facilities related to the Project as well as other resource assets associated with future expansions. The liability is related to reclamation of the Upgrader, central plant facility, SAGD facility and petroleum and natural gas assets. To determine the future value of the liability, estimates of the amount, timing and inflation of the associated abandonment costs are made. The present value of the cost is recorded as the decommissioning liability using a risk-free discount rate. Due to the long-term nature of current and future project developments, abandonment costs will be incurred many years in the future. As a result of these factors, different estimates could be used for such abandonment costs and the associated timing. Assumptions of higher future abandonment costs, regulatory changes, higher inflation, lower risk-free rates or an assumption of earlier or specified timing of abandonment would cause the decommissioning liability and corresponding asset to increase. These changes would also cause future accretion expenses to increase and future earnings to decrease.

Deferred taxes
Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. An estimate is required for both the timing and corresponding tax rate for this reversal. Should these estimates change, it may impact the measurement of our asset or liability as well as deferred tax recovery or expense recognized to earnings. Where unfavourable evidence exists additional considerations and evidence for recognition of deferred tax assets is required. OPTI has applied management judgment and evaluated applicable factors necessary in making this determination and have concluded that the positive evidence in consideration of the estimated future cash flows based on reserve reports from OPTI’s independent engineers, does not sufficiently outweigh negative factors, such as the net field operating losses in 2010 and 2011. OPTI only recognizes deferred tax assets arising from unused tax losses to the extent that OPTI has sufficient taxable temporary differences or it is probable that sufficient taxable profit will be available against which the unused tax losses can be utilized. OPTI has not recognized a deferred tax asset.

Contingencies
By their nature, contingencies will only be resolved when one or more of the future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

Other areas of estimates
The recognition of amounts in relation to stock-based compensation requires estimates related to valuation of stock options at the time of issuance. The fair value of foreign exchange contracts is calculated using valuation models that require estimates as to future market prices.

By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the accompanying interim financial statements for current and future periods could be significant.

NEW ACCOUNTING PRONOUNCEMENTS
International Financial Reporting Standards (IFRS)
On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers would be required to report under IFRS effective for years beginning on or after January 1, 2011.

The accompanying interim financial statements for the period ended March 31, 2011, are OPTI’s first financial statements prepared under IFRS. For all accounting periods prior to this, OPTI prepared its financial statements under Canadian GAAP. In accordance with IFRS 1 “First-time Adoption of IFRS”, certain disclosures relating to the transition are provided.

IFRS 1 allows first time adopters of IFRS to elect a number of optional exemptions from the general principal of retrospective application of IFRS. OPTI has taken the following optional exemptions:

Oil and gas exemption
In July 2009, the International Accounting Standards Board published an amendment to IFRS 1 “Additional Exemptions for First-time Adopters”, which introduces a first-time adoption exemption for first-time adopters that accounted under their previous Generally Accepted Accounting Principles (GAAP) for exploration and development costs for oil and gas properties in the development or production phases in cost centres that include all properties in a large geographical area (defined as full cost method under Canadian GAAP). Under the exemption, a first-time adopter may elect to measure oil and gas assets at the date of transition to IFRS on a deemed cost basis, but does not permit continued application of the previous GAAP accounting policy. OPTI followed a full cost approach under Canadian GAAP and have elected to use this election to measure oil and gas exploration and production assets at the date of transition to IFRS on a deemed cost basis.

Share based payments
IFRS 2 “Share-based Payment” has not been applied to any equity instruments that were granted on or before November 7, 2002 nor has it been applied to equity instruments granted after November 7, 2002 that were fully vested before January 1, 2010, the date of transition to IFRS.

Decommissioning liabilities
An entity that uses the deemed cost oil and gas exemption under IFRS 1 may also use an additional exemption with respect to decommissioning liabilities on oil and gas properties encompassed by the full cost method under Canadian GAAP. As OPTI has elected to apply the deemed cost oil and gas exemption, OPTI has also elected to apply this exemption and as such, OPTI has re-measured the decommissioning liability as at January 1, 2010 under IAS 37, and has recognized directly into deficit any differences between that amount and the carrying amount of the liabilities at January 1, 2010 as determined by Canadian GAAP.

For assets not subject to the oil and gas exemption, OPTI has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As such OPTI has re-measured the provisions as at January 1, 2010 under International Accounting Standard (IAS) 37, estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose using best estimates of the historical risk-adjusted discount rates that would have applied for that provision over the intervening period, and recalculated the accumulated depreciation and depletion under IFRS.

Borrowing costs
OPTI has elected to apply the exemption from full retrospective application of IAS 23 “Borrowing costs” and therefore IAS 23 has not been applied to borrowing costs that occurred before OPTI’s transition date of January 1, 2010.

Leases
OPTI has elected to apply the transitional provisions in International Financial Reporting Interpretation Committee (IFRIC) 4 “Determining whether an Arrangement contains a lease” and therefore if the determination of whether an arrangement contains a lease existing under Canadian GAAP is the same as the determining the arrangement under IFRIC 4, no reassessment is required on the adoption of IFRS.

Measurement Impact of IFRS
IFRS requires us to conduct an asset impairment test at the date of adoption of IFRS on January 1, 2010 if indicators of impairment exist. The test for impairment under IFRS requires the use of a discounted cash flow model to determine fair value, whereas Canadian GAAP uses both undiscounted and discounted cash-flow model to evaluate impairment. Market factors such as discount rates and the price of oil affect our evaluation of impairment. Where impairments do exist, IFRS permits subsequent recovery of such write downs in future periods to the extent that fair value increases to a maximum of the asset’s original measurement basis. As at January 1, 2010 or December 31, 2010 there was no asset impairment.

Exploration and evaluation assets
In accordance with IAS 16 “Property, Plant and Equipment”, IFRS 6 “Exploration and Evaluation of Mineral Resources” and as a result of OPTI using the oil and gas exemption, OPTI reallocated costs relating to the exploration and evaluation phase from PP&E to E&E assets. Under Canadian GAAP, capitalized E&E costs were included in PP&E on the balance sheet. While the accounting treatment is unchanged under IFRS other than expensing of pre-acquisition costs and the capitalization of borrowing costs, E&E and PP&E are presented separately in the balance sheet under IFRS. This has resulted in a reclassification from PP&E to E&E assets at January 1, 2010 of $262 million, at March 31, 2010 an adjustment of $270 million and at December 31, 2010 an adjustment of $298 million.

Debt transaction costs
Under Canadian GAAP, transaction costs that are directly attributable to long-term debt could be either offset against the cost of the associated debt issuance and amortized to income using the effective interest method or expensed as incurred. OPTI had chosen a policy under Canadian GAAP to expense these costs as incurred. In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, these costs must be offset against the cost of the associated debt issuance and amortized to income using the effective interest method.  This has resulted in a decrease to long-term debt for previously expensed transaction costs net of the effects of amortization under the effective interest method at January 1, 2010 of $38 million, an adjustment of $36 million at March 31, 2010 and an adjustment of $41 million at December 31, 2010. Borrowing costs recognized due to the amortization of transaction costs under the effective interest method were $2 million for the three months ended March 31, 2010 and $9 million for the year ended December 31, 2010.

Decommissioning liabilities
Under Canadian GAAP, decommissioning obligations are measured at fair value, incorporating market assumptions and discount rates based on OPTI’s credit adjusted risk-free rate at the time the obligation arose. Changes in the discount rate did not result in the re-measurement of the entire obligation. Changes in estimates that decreased the liability are discounted using the rate applied upon initial recognition while changes that increase the liability are discounted using the current discount rate. Accretion expense resulting from the increase in the liability due to the passage of time was recorded in depreciation, depletion and accretion expense.

IFRS requires adjustments to the liability to be made each period for changes in the timing or amount of cash-flow, changes in discount rates and the accretion of the liability. Estimated future cash flows have been discounted using the risk-free rate. Under IFRS, accretion expense is recorded as a borrowing cost.

As described previously, OPTI has elected to use the oil and gas exemption and the exemption from full retrospective application of decommissioning liabilities. OPTI has re-measured the liabilities relating to resource assets as at January 1, 2010 using the risk-free rate, and this has resulted in an increase to the liability of $4 million at January 1, 2010 with a corresponding increase in deficit. OPTI also re-measured the liabilities relating to the central plant facilities as at January 1, 2010 based on this rate which resulted in an increase to the liability of $9 million at January 1, 2010 with a corresponding increase in the related asset of $8 million and an increase in deficit of $1 million.

Under Canadian GAAP if a reasonable estimate of fair value cannot be made in the period the decommissioning obligation is incurred, the liability should be recognized when a reasonable estimate of fair value can be made. Under IFRS, only under extremely rare circumstances where no reliable estimate can be made, is a liability not recognized. Under IFRS, OPTI has recorded a liability in relation to the upgrading facilities of $9 million at January 1, 2010 and a corresponding increase to the related asset of $9 million.

The change to the decommissioning liability resulting from changes in the period end risk-free rate for the three months ended March 31, 2010 was nil and for the year ended December 31, 2010 was $7 million with a $7 million increase to the cost of the corresponding assets. The increase to the decommissioning liability due to the new liabilities incurred being measured at this rate as opposed to OPTI’s credit adjusted risk-free rate was $2 million with a corresponding increase to the cost of the assets.

Additional accretion related to changes in the measurement basis of the liability was a cumulative amount of $1 million for the year ended December 31, 2010, recognized in borrowing costs.

Accretion expense recorded in depreciation, depletion and accretion expense under Canadian GAAP was $1 million for the year ended December 31, 2010. Under IFRS, these amounts have been reclassified as borrowing costs.

Share-based payments
IFRS requires the expense relating to employee options to be recognized individually for each vesting tranche over the applicable vesting period whereas under Canadian GAAP, it was acceptable for the expense to be recognized on a straight line method over the total service period. This has resulted in an increase in contributed surplus and deficit at January 1, 2010 of $1 million, at March 31, 2010 a cumulative adjustment of $1 million and at December 31, 2010 a cumulative adjustment of $1 million.

Method of depletion
Canadian GAAP includes specific standards that prescribe the method for the calculation of depletion which does not exist under IFRS. Using full-cost accounting under Canadian GAAP, oil and gas assets are depleted using the unit-of-production method using remaining proved reserves. Under IFRS, the accounting policy for depletion includes proved and probable reserves, as this more accurately reflects the estimate for the usage of the resource assets. This has resulted in an increase to depreciation and depletion expense of $1 million for the year ended December 31, 2010.

General purpose borrowing costs
Under Canadian GAAP, OPTI’s policy was to capitalize interest that was directly related to its long-term debt for major development projects. Under IFRS, interest that is directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as well as any interest on funds borrowed generally for the purposes of obtaining qualifying assets. As a result OPTI has capitalized interest on general borrowings of $7 million related to E&E assets and $4 million related to future phase PP&E for the three months ended March 31, 2010. OPTI has capitalized interest on general borrowing of $31 million related to E&E assets and $16 million related to future phase PP&E for the year ended December 31, 2010.

Flow-through shares
Flow-through shares are a Canadian tax incentive which is the subject of specific guidance under Canadian GAAP, however there is no specific guidance under IFRS. Under Canadian GAAP, when flow-through shares are issued they are recorded at face value. The related future tax liability is established for the tax effect of the difference between the tax basis and the book basis of the assets when renounced and is recorded as a reduction of share capital. There is no income statement effect associated with the issuance of these shares.

OPTI has adopted a policy under IFRS where the proceeds from the offering are to be allocated between the sale of the shares and the sale of the tax benefit. The allocation is made based on the difference between the quoted market price of the existing shares and the amount an investor pays for the flow through shares. A liability is established for this difference that is reversed upon renunciation of the tax benefit. The difference between this liability and the deferred tax liability is recorded as an income tax expense. This has resulted in a re-classification between deficit and share capital at January 1, 2010 of $47 million.

Share issue costs
Under Canadian GAAP, when there are changes to the substantially enacted tax rates, the future tax impact is recorded directly into earnings. IFRS requires that all deferred taxes be recognized into income except when the transaction that gave rise to the deferred tax is recognized directly into equity, such as the case with share issuance costs, the deferred taxes including changes in tax rates should be recorded into equity. This has resulted in a re-classification between deficit and share capital at January 1, 2010 of $2 million.

NON-GAAP FINANCIAL MEASURES
The term net field operating margin loss does not have any standardized meaning according to IFRS or Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We have presented this measure on a consistent basis from period to period and plan to do so in the future. We consider net field operating margin (loss) to be an important indicator of the performance of our business as a measure of the performance of the Project and our ability to fund interest payments and invest in capital expenditures. The most comparable IFRS and Canadian GAAP financial measure is earnings (loss) before taxes. For the periods noted, the following is a reconciliation of loss before taxes to net field operating loss.

$ millions	Three months ended March 31, 2011(1)	Year ended 2010(1)	Year ended 2009(2)
Loss before taxes	$(27)	$(227)	$(234)
Borrowing costs, net	50	181	150
General and administrative expenses	3	15	17
Financing charges	-	-	22
Loss on disposal of assets	-	-	1
Foreign exchange gain	(61)	(127)	(294)
Net loss on derivative instruments	13	40	194
Depletion, depreciation and accretion	14	53	26
Net field operating margin loss	$(8)	$(65)	$(118)

Notes:
(1)	As prepared under IFRS
(2)	As prepared under Canadian GAAP

FINANCIAL INSTRUMENTS
The Company considers its risks in relation to financial instruments in the following categories:

Credit Risk
Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to OPTI. OPTI has policies and procedures in place that govern the credit risk it will assume. OPTI evaluates credit risk on an ongoing basis including an evaluation of counterparty credit rating and counterparty concentrations measured by amount and percentage. OPTI’s objective is to have no credit losses.

The primary sources of credit risk arise from the following financial assets: (1) cash and cash equivalents; (2) interest reserve account; (3) accounts receivable; and (4) derivative instruments. OPTI has not had any credit losses in the past and the risk of financial loss is considered to be low given the counterparties used by the Company. As at March 31, 2011 OPTI has no financial assets that are past due or impaired due to credit-risk-related defaults.

* Cash and cash equivalents
OPTI has cash deposits and money market investments with Canadian banks. Counterparty selection is governed by the OPTI’s treasury policy, which limits concentration of investments and requires that all instruments be rated as investment grade by at least one rating agency. As at March 31, 2011 the amount in cash and cash equivalents was $287 million and the maximum exposure to a single counterparty was $69 million with a major Canadian bank.

As at March 31, 2011 the remaining terms on investments made by OPTI are less than 32 days with interest fixed over the period of investment. Maturity dates for investments are established to ensure cash availability for working capital requirements, operating activities and interest payments.

*Interest reserve account
As at March 31, 2011 there was US$73 million held in an interest reserve account to fund the semi-annual interest payments on the US$300 million First Lien Notes until maturity in 2013. OPTI is permitted to invest these funds in specific investment instruments. These funds are currently invested in U.S. Treasury bills which provide a highly rated and secure investment alternative to ensure security of principal invested.

*Accounts receivable and deposits
OPTI’s accounts receivable include amounts due from Nexen related to operating activities and Nexen Marketing related to marketing activities as well as deposits for operating expenses related to advances on joint venture expenses required under the joint venture agreement with Nexen. OPTI’s credit risk in regard to accounts receivable therefore relates primarily to the risk of default by Nexen, which has an investment-grade corporate rating from Moody’s Investor Service, and by financial institutions with an investment grade rating. Therefore, we estimate our risk of credit loss as low.

*Derivative instruments
OPTI periodically uses instruments to hedge certain of the projected financial risks. In the past, such instruments have involved the use of interest rate swaps, cross-currency interest swaps, currency-forward contracts and crude oil put options and swaps. Currently OPTI only holds foreign exchange derivative instruments to which the counterparties are major Canadian and international banks and lenders under OPTI’s revolving credit facility. Our exposure to non-payment from any single institution at March 31, 2011 is approximately 37 percent of the value of these derivative instruments if the instruments are in a gain position relative to the Company.

Liquidity Risk
Liquidity risk is the risk that OPTI will not be able to meet obligations associated with financial liabilities. OPTI’s financial liabilities are comprised of accounts payable and accrued liabilities, derivative instruments, long-term debt and obligations under capital leases. OPTI frequently assesses its liquidity position and obligations under its financial liabilities by preparing regular financial forecasts. Liquidity risk is increased by OPTI’s high levels of long-term debt and historical net field operating losses. OPTI mitigates liquidity risk by maintaining a sufficient cash balance, maintaining sufficient current and projected liquidity to meet expected future payments based upon reasonable production and pricing assumptions and ensuring adequate sources of financing are available through bank credit facilities and complying with debt covenants. OPTI’s financial liabilities arose primarily from the development of the Project. As at March 31, 2011 OPTI has met all of the obligations associated with its financial liabilities.

See Note 7 in the notes to the accompanying interim financial statements for information regarding the amount of available credit facilities and contractual maturities of OPTI’s long-term debt. OPTI was in compliance with its debt covenants at March 31, 2011. See Note 3 in the notes to the March 31, 2011 financial statements regarding going concern uncertainty.

Market Risk
Market risk is the risk that the fair value (for assets or liabilities considered to be held for trading and available for sale) or future cash flows (for assets or liabilities considered to be held-to-maturity, other financial liabilities, and loans and receivables) of a financial instrument will fluctuate because of changes in market prices. OPTI evaluates market risk on an ongoing basis. OPTI assesses the impact of variability in identified market risks on the medium-term cash requirements and impact with respect to covenants on the credit facilities. At March 31, 2011 OPTI had mitigation programs to reduce market risk related to foreign exchange price changes.

*Interest rate risk
The $190 million revolving credit facility is a variable interest rate facility with borrowing rates and duration established at the time of the initial borrowing and subsequent extension. The extent of the exposure to interest rate risk depends on the amount outstanding under the facility. At March 31, 2011, $165 million was drawn under this facility.

The Senior Notes are comprised of US$2,575 million of debt which has fixed U.S. dollar semi-annual interest payments. Changes in the exchange rate between the Canadian dollar and U.S. dollar impact the carrying value of the Senior Notes and the measurement amount of interest expense. A CDN$0.01 change in the exchange rate will impact the carrying value of the Senior Notes by approximately $26 million. A CDN$0.01 change in the exchange rate will change OPTI’s annual interest costs by approximately $2 million.

*Foreign exchange derivative instruments
OPTI is exposed to foreign exchange rate risk on our long-term U.S. dollar-denominated debt. At March 31, 2011 we have US$420 million of foreign exchange derivative instruments to manage a portion of the exposure to the foreign exchange fluctuations on the Company’s long-term debt at a rate of approximately CDN$1.22 to US$1.00. Changes in the exchange rate between Canadian and U.S. dollars change the value of these instruments. These derivative instruments currently expire in September 2011. The instruments offset changes in the measurement amount of the US debt. The foreign exchange derivative instruments at March 31, 2011 are a liability of $102 million.

Prior to or at the expiry of the foreign exchange derivative instruments in September 2011 OPTI may choose to settle or extend to a later settlement date. If we are unable or choose not to extend the term of these instruments, we expect to pay or receive, based on the mark-to-market of this contract, at the time of the settlement. As of March 31, 2011 the value of the foreign exchange derivative instruments would change by approximately $4 million for each $0.01 change in the foreign exchange rate between U.S. and Canadian dollars. This change would have a corresponding impact on earnings (loss) before taxes in 2011.

*Commodity derivative instruments
During 2010, we had established commodity derivative contracts to mitigate OPTI’s exposure of future operations to decreases in the price of its synthetic crude oil. OPTI had commodity price swaps to mitigate a portion of the exposure. During 2010 OPTI had WTI price swaps that provided for 3,000 bbl/d at strike prices between US$64/bbl and US$67/bbl of crude oil that expired on December 31, 2010. The counterparties to the commodity derivative instruments were major Canadian banks and lenders under OPTI’s revolving credit facility. No new commodity derivative contracts were entered into for 2011.

*Sensitivities
For the quarter ended March 31, 2011 estimated changes to reported net income as a result of changes in market rates are as noted.
•
An increase of $1.00/bbl in WTI would have resulted in approximately $0.5 million decrease in our net loss (three months ended March 31, 2010: $0.3 million) with an offsetting increase in our net loss of approximately nil (three months ended March 31, 2010: $0.6 million increase) as a result of the increase in the value of our commodity liabilities (assuming the WTI change occurred in a range where the WTI price per barrel is greater than the strike price of the commodity swap),

•	A $0.10/GJ increase in the price of natural gas would have resulted in approximately $0.2 million increase in net loss (three months ended March 31, 2010: $0.2 million increase),
•	A 1 percent increase in interest rates would have resulted in approximately a $0.2 million increase in net loss (three months ended March 31, 2010: nil), and
•
A $0.01 increase in the Canadian to U.S. exchange rate would decrease net loss by approximately $15 million (three months ended March 31, 2010: $10 million decrease) considering the impact on the Senior Notes and related interest and the foreign exchange derivative instruments.

RISK FACTORS
Our risk factors are consistent with our 2010 annual MD&A dated February 9, 2011. Readers may also refer to OPTI’s current AIF. Both documents are available at www.sedar.com.